POINTS INTERNATIONAL LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS

The following management's discussion and analysis ("MD&A") of the performance, financial condition and future prospects of Points International Ltd. (which is also referred to herein as "Points" or the "Corporation") should be read in conjunction with the Corporation's consolidated financial statements (including the notes thereon) for the quarter ended March 31, 2006 and with the Corporation's 2005 audited consolidated financial statements. Further information, including Points' Annual Information Form ("AIF") for the year ended December 31, 2005, may be accessed at www.sedar.com or www.sec.gov. All financial data herein have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and all dollar amounts herein are in Canadian dollars unless otherwise specified. This MD&A is dated as of August 8, 2006.

Forward-Looking Statements

Some of the statements contained or incorporated by reference in this MD&A, including those relating to Points' strategies and other statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates" or similar expressions, are forward-looking statements within the meaning of applicable securities laws. Forward-looking statements include, without limitation, the information concerning possible or assumed future results of operations of Points as set forth herein. These statements are not historical facts but instead represent only Points' expectations, estimates and projections regarding future events.

The forward-looking statements contained or incorporated by reference in this MD&A are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. The future results and shareholder value of Points may differ materially from those expressed in the forward-looking statements contained or incorporated by reference in this MD&A due to, among other factors, the risks and uncertainties discussed herein, the matters set forth under "Risks and Uncertainties" contained in the AIF filed with applicable securities regulators and the factors detailed in Points' other filings with applicable securities regulators, including the factors detailed in Points' annual and interim financial statements and the notes thereto. Points does not undertake any obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this MD&A or to reflect the occurrence of unanticipated events, except as required by law.

OVERVIEW OF POINTS' BUSINESS

Core Business - Points Solutions

The Corporation has developed a proprietary technology platform that allows it to offer a portfolio of solutions, referred to as the Points Solutions, to the loyalty program industry. The Points platform was designed to create value for consumers and loyalty programs alike. The Points Solutions are comprised of Points.com, a consumer loyalty program management portal, and a suite of Points.com Business Solutions ("PBS") available to loyalty program operators. The Corporation's business is primarily conducted over the internet (other than functions such as customer support), allowing its two primary customers (loyalty program operators and loyalty programs' consumers) to be virtually anywhere in the world.

Points.com

The Corporation's cornerstone product is the proprietary Points.com Web site. Points.com is an online loyalty program management portal. At Points.com, consumers can Earn, Buy, Gift, Share, Swap and Redeem miles and points with some of the world's leading loyalty programs and retail partners.

As at June 30, 2006, Points.com had partnered with 32 loyalty program operators including the loyalty programs of leading airlines, hotels, online and retail businesses, and gift certificate programs; and with an additional 18 gift certificate or retail partners.

The Points.com Web site presents consumers with a personalized view of their loyalty program universe. Through this personalized view, Points.com is able to help consumers release more value from their favourite programs and "Get More Rewards, Faster™". This is accomplished by adding new mile- and point-management tools, such as ways to join new loyalty programs ("Join"), to purchase ("Buy", "Gift"), earn ("Earn"), transfer ("Share") and exchange ("Swap") miles or points in their favourite programs and to shop ("Redeem") with the program currencies that they have accumulated. Over time, the system will be driven by a Marketing Enterprise System that will use consumers' unique reward program information to suggest ("Suggest" or the "Suggestions") ways to Join, Buy, Earn, Share, Swap and Redeem their loyalty program currencies most effectively.

The Earn, Buy, Share and Redeem functionalities have added new revenue streams to the Points.com business model to complement the Swap functionality.

New Points.com base infrastructure and functionality were phased in over the course of 2005. On February 16, 2006, Suggestions were introduced. Management expects to continue to execute a variety of enhancements to functionality and usability that will allow Points.com to take advantage of experience gained in 2005.

In 2006, the Corporation has three goals for the Points.com Web site. The first is to drive registered users to the site at a reasonable cost. Second, Points is working with consumers to have them share more details about their preferences and behaviours so the Corporation can better serve them. Related to that, the third goal is to attract consumers to the various transaction engines of the Web site.

During the third quarter of 2006 and moving forward, the Corporation will focus its marketing efforts on enhancing existing relationships with partner Web sites. Research conducted during the first and second quarters of 2006 established that users on partner sites are the most highly motivated in terms of their Points.com transaction potential. Analysis of user preferences shows that users who come through partner sites are also most likely to have interests and preferences that mesh with the services the Corporation offers.

In accordance with the Canadian Institute of Chartered Accountants ("CICA") Handbook Sections 3061 and 3062 (GAAP), certain Web site development costs incurred for the Web site application and infrastructure development associated with Points.com have been capitalized. For additional information, see page 16, "General and Administrative Expenses", page 26, "Property, Plant and Equipment", and page 33 "Capital Resources - Planned Capital Expenditures".

Points.com Business Solutions

At June 30, 2006, the Corporation had 93 Points.com Business Solutions products in the marketplace. The PBS products installed include 67 products and 26 Partner Integration add-ons among the six Integrate Partners (see page 12, "Points.com Business Solutions Growth" for more information). Points.com Business Solutions include the following suite of technologies:

Buy and Gift - facilitates the online sale and gift of miles, points and other loyalty program currencies;

Transfer - facilitates the amalgamation or transfer of loyalty program currencies among multiple accounts;

Corporate - facilitates the sale of loyalty program currencies to corporate customers;

Elite - facilitates the online sale of elite-tier status to members of loyalty programs;

AirIncentives - facilitates the online sale of several airline loyalty program currencies to third parties that then are able to offer airline miles as incentives to their customers and suppliers;

Systems Design - custom applications developed for select large loyalty program partners; and

Integrate - functions as a common platform to process transactions between third-party loyalty programs in order to simplify and automate a complex and resource-intensive process with a single integration.

SIGNIFICANT BUSINESS DEVELOPMENTS IN THE SECOND QUARTER OF 2006 AND TO THE DATE HEREOF

1.	American Airlines Partners with Points International to Launch New Travel Program

TrAAvel Perks is a membership-fee-based program that will be managed by Points on a fully outsourced basis with Points sharing a percentage of the membership fee revenue.

2.	American Express Membership Rewards launches on Points.com

American Express Membership Rewards is a leading financial services industry loyalty program.  The Corporation’s relationship with the Membership Rewards program is twofold.  First, Points provides integration services to facilitate the transfer of points between Membership Rewards and certain of its program partners and second, as of July 14th, 2006, Membership Rewards members can transfer points through the points.com portal into a broad range of additional programs.

3.	Points International and Truition collaborate to power the Priority Club® Rewards online auction site

In April 2006, Major League Baseball and InterContinental Hotels & Resorts announced a three-year sponsorship agreement to make Holiday Inn the “Official Hotel of Major League Baseball.” As a result, the auction site was created to allow Priority Club members to use program points to bid on unique Major League Baseball experiences and merchandise.

4.	Expiration of IAC/InterActiveCorp Warrant and Conversion of Debentures

On April 11, 2006, the common share purchase warrant held by an affiliate of IAC/InterActiveCorp which was exercisable to acquire approximately 103 million common shares expired unexercised. As a result, the Corporation's fully diluted common shares have been reduced by 36% and the Corporation's unsecured convertible debentures and Series One Preferred Share automatically converted into approximately 18.9 million common shares. In addition, a number of restrictive covenants in favour of IAC/InterActiveCorp have also expired. See the Corporation's material change report, filed on April 24, 2006 at www.sedar.com, for additional information.

REVENUE RECOGNITION POLICIES

The revenue recognition policies for the suite of Points Solutions are as follows:

Points.com:

•	Swap and Redeem commissions are a percentage of the exchanged value and are recognized as the services are provided under the terms of related contracts.
•	Earn commissions are recognized as the services are provided under the terms of related contracts.
•	Buy and Share revenues from the sale or transfer of loyalty program points are recorded net of costs as the services are provided.
•
Membership dues received in advance of services are recognized over the term of service. Subscription fees are currently $4.95 per month and $49.95 annually. The Corporation will continue to test different subscription rates, which may result in subscription fees that differ from the above pricing.

•	One-time trading fees ($9.95 per trade) were recognized at the time of the trade. On April 10, 2005, one-time trading fees were discontinued and replaced with a one-month subscription fee.
•	Non-refundable partner sign-up fees, for which the Corporation is under no further obligations, are recognized when the program becomes available as a partner on the Points.com Web site.

The Corporation earns revenue from Points.com in three principal ways. First, a commission is earned for certain activities (e.g. Swap, Redeem, Earn, Buy and Share) performed by Points.com members. Points.com charges a commission on all Swap and Redeem transactions, based on the value of the loyalty currency tendered for exchange by the loyalty program member. Through the Swap and Redeem models, the participating loyalty program sets a value on the currency tendered for "sale." Based on this valuation, a percentage is remitted to Points.com and the remaining balance is used to purchase the currency of another participating loyalty program. A transaction commission is also earned each time a registered user completes an Earn, Buy or Share transaction on Points.com. The actual commission earned will vary based on the affiliate program partner (Earn transactions) and the loyalty program partner (Buy and Share transactions). Second, loyalty program members may elect to pay a subscription fee to become a Points.com Gold Member. The Gold Membership affords Points.com members benefits not available to registered users who have not purchased memberships. Third, Points.com may earn a non-refundable partner sign-up fee when a partner joins Points.com.

Points.com Business Solutions:

The Corporation earns revenue from Points.com Business Solutions in three principal ways. First, revenue is earned through the development and deployment of new contracted Points Solutions and through development efforts related to the amendment of existing solutions. Second, the Corporation is paid a monthly fee to maintain the applications for loyalty partners. Third, the Corporation earns a commission for activity performed on the various products.

•	Revenues from the sale of loyalty program points are recorded net of costs as the services are provided.
•	Hosting and management fees are recognized in the period of service.
•
Non-refundable partner sign-up fees with no fixed term, and for which the Corporation is under no further obligations, are recognized as revenue when the Corporation is satisfied that it has met its obligations under the applicable contract.

•	Technology design, development and maintenance revenues are recorded on a "percentage-of-completion" basis.

KEY BUSINESS DRIVERS

Revenue growth has historically been, and will continue to be, generated by the growth of membership in and use of the suite of Points Solutions.
Growth in the number of individual members using Points.com is driven by three factors that contribute to increased Web site traffic and the ease with which a consumer can join Points.com to conduct transactions. These factors are Web site usability and enhancements, marketing (awareness and brand) and partner activity. For additional information, see "Points.com Growth" on page 9 hereof.

Growth in Points.com Business Solutions will occur through the growth of existing partner relationships, supplemented with new business relationships established throughout the year. For additional information, see "Points.com Business Solutions Growth" on page 11 hereof.
While the Corporation has no control over the growth of the loyalty program industry, management considers it an important factor in the Corporation's growth prospects. For additional information, see "Growth of Loyalty Program Industry" on page 15 hereof.

RESULTS OF OPERATIONS - REVENUES

Overview

Revenue for the quarter ended June 30, 2006 was $2,726,251, representing a decrease of $113,221 (4%) over the quarter ended March 31, 2006 and an increase of $171,848 (7%) over the second quarter of 2005. Points Solutions accounted for greater than 98% of the revenue (interest income accounted for the remaining approximately 2%). Year over year, revenues from Points Solutions increased by $292,713 (12%) and adjusting for the impact of a a weakening U.S. dollar would have included approximately an additional $216,000. Compared to the first quarter of 2006, revenues decreased by $108,080 (4%) as the growth in Points Solutions was offset by the seasonal nature of a product that is only offered in the first four months of the year and by a weakening U.S. dollar (approximately $86,000). For additional information see "Revenue Growth" on page 8. Interest income decreased by 8% from the first quarter of 2006 due to a lower average period cash and short term investments balance and decreased by 67% from the second quarter of 2005 primarily due to a larger average period cash and short-term investments balance. See "Other Factors Contributing to Revenue Growth - Interest Income" on page 13 for additional information.

	For the three months ended			For the six months ended
Revenues	June 30, 2006	Mar. 31, 2006	June 30, 2005	June 30, 2006	June 30, 2005

Points Solutions	$2,666,274	$2,774,354	$2,373,561	$5,440,628	$4,914,219
Interest income	59,977	65,119	180,843	125,096	218,093
Total Revenue	$2,726,251	$2,839,473	$2,554,403	$5,565,724	$5,132,312

A substantial portion of Points' revenue is generated through the provision of Points.com Business Solutions for loyalty programs by way of fees for technology services and transaction fees or commissions paid to Points by the operators of the loyalty programs.

There are two customers that individually represent greater than 10% of the Corporation's YTD consolidated revenues. In aggregate, the two customers represent approximately 49% of the Corporation's consolidated revenues. Four customers individually represented greater than 10% of consolidated revenues in the first 6 months of 2005 (60% in aggregate) and three customers individually represented greater than 10% of consolidated revenues in the first quarter of 2006 (58% in aggregate). Both customers included in YTD 2006 are included in the first quarter of 2006 and first six months of 2005. In addition, 68% (second quarter 2005 - 75% and first quarter 2006 - 76%) of the Corporation's deposits are due to these customers.

In the second quarter of 2006, approximately 88% of the Corporation's revenues were recurring revenues (management considers revenues from monthly management fees, membership fees, transaction fees and interest to be recurring) and 12% were from non-recurring sources (management considers one-time web development and integration fees to be non-recurring). Non-recurring revenues (aggregate revenues and percentage of operating revenues) were higher than the prior quarter and the same quarter of 2005 as the Corporation recognized revenue from products that were in development during the quarter. These products will have a positive impact on recurring revenues in the future. Management of the Corporation believes that, in the long term, focusing on growing recurring revenues, which generate revenues for both the partners and Points, is in the best interest of the Corporation.

	For the three months ended			For the six months ended
Revenues	June 30, 2006	March 31, 2006	June 30, 2005	June 30, 2006	June 30, 2005
Recurring revenues (excluding interest income)	$2,335,971	$2,526,156	$2,241,775	$4,862,127	$4,678,640
Non-recurring revenues	330,303	248,198	131,786	578,501	235,579
Total Revenue	$2,666,274	$2,774,354	$2,373,561	$5,440,628	$4,914,219

In the second quarter of 2006, the sequential decline was primarily due to the seasonal strength of a product that is available in the first quarter and the first month of second quarter, and lower revenues as EBay wound down its loyalty program. Management recognizes that the Corporation must achieve profitability through revenue growth and cost management.

Points Solutions' (comprising Points.com and Points.com Business Solutions) operations are not significantly influenced by seasonality. There is, however, one period of time during the year in which growth slows or declines and one period in which a certain product is active and generates revenue:

•	The Elite product is only available to certain loyalty programs' consumers from late January to mid April with most of the activity occurring during February and March.

•
In addition, during July and August, Points Solutions experiences a slight decline in activity as fewer consumers are online purchasing, transferring, Swapping or Redeeming miles. This modest decline has occurred in each of the past two years.

Revenue Growth

Revenue growth has historically been and will continue to be generated by the growth of membership in and use of the suite of Points Solutions products. Growth in product usage will occur from the growth of existing relationships, supplemented with new business relationships established throughout the year. Management expects the existing contracts to continue to generate growing revenues and, based on continuing business development efforts, is optimistic about new revenue sources in future quarters.

Growth in Use of Points Solutions

The suite of Points Solutions experiences revenue growth based on the number of loyalty program partners and consumer members who participate in the various programs. During the second quarter of 2006, two new partners joined Points.com and the American Express Membership Reward Program launched in July 2006. Prior to launch on Points.com, the Corporation has been providing technology services to the American Express Membership Reward Program by providing real-time point transfers with several of their partners. The Corporation has been engaged to begin additional integrations in the upcoming quarters. During the second quarter of 2006, to the date hereof, the Corporation has, excluding partnerships already announced (e.g. the TrAAvel Perks program), contracts with two new partners to join Points.com and two partners have signed contracts for the purchase of new products.

Partner Summary - Total Number of Partners(1)

	As at
	June 30, 2006	March 31, 2006	June 30, 2005
Number of Partners on Points.com(2)	50	48	43
Number of Partners with Points.com Business Solutions	23	22	21
Cumulative Points Transacted (000,000s)	19,705	17,504	11,761
Notes:
(1)
A "partner", for the purposes of Points.com, is a loyalty program operator that has agreed to allow its members to join the Points.com portal and engage in one or more types of transactions on the Points.com portal or is a retail business that has agreed to allow purchases to be made on the Points.com portal for certain of its retail products using loyalty program currency. A "partner", for the purposes of Points.com Business Solutions, is a loyalty program operation that has acquired one or more of the technologies offered from the Points.com Business Solutions suite of technologies and continues to have Points.com operate the product. As at June 30, 2006, March 31, 2006, and June 30, 2005, 14 operators, were partners in both Points.com Business Solutions and Points.com.

(2)	On June 30, 2006, Points.com partners included 32 loyalty program operators and 18 gift certificate programs.

Points.com Growth

Currently, the Points.com business model is dependent on the number of registered users acquired per period, the number of registered users completing a Swap, Redeem, Earn, Buy, or Share transaction (referred to herein as "transacting user(s)"), the number of transactions completed per transacting user, and the mix of loyalty program partners available to consumers.

The number of registered users acquired per period is a function of the Corporation's partner and third-party online marketing activities. In the second quarter of 2006, the Corporation engaged in an off-line advertising trial which increased the overall marketing expense. The results of the trial were that off-line and external marketing were less effective at driving registered users and transacting users than the marketing channels available through the Corporation’s partners. As a result, at the end of the quarter, efforts were concentrated on marketing with partners. The Corporation will continue to focus its marketing spend in the second half of 2006 on partner marketing.

	For the three months ended			For the six months ended
Points.com metrics as at	June 30, 2006	March 31, 2006	June 30, 2005	June 30, 2006	June 30, 2005
New registered users	149,582	102,514	105,760	252,096	144,243
Cumulative registered users(1)	1,330,730	1,181,769	769,105	1,330,730	769,105
Note:
(1)	Cumulative registered users consist of the number of registered users at the beginning of the period plus new registered users for the period less users who have deregistered during the period.

The number of transacting users and the number of transactions are driven by two factors:

•	Web site usability and enhancements; and
•	Marketing (merchandising, awareness and brand).

While efforts have been focused primarily on the testing and optimization of Web site performance, stability and reliability, management believes that there have been improvements in Web site usability. Points.com added a number of new features and improved the functionality of the Web site. This functionality incorporates new revenue streams into the Points.com business model by improving consumers' ability to manage and derive value from their loyalty program universe.

Significant marketing efforts have been devoted, since the end of 2005, to converting registered users into transacting users. These efforts were in three categories: email marketing, web site improvements and Points.com incentives.

The Corporation effected an increase in the volume of transaction-oriented marketing emails, beginning at the end of the fourth quarter of 2005 and continuing through the second quarter of 2006. Analysis of email campaigns shows that there is a strong correlation between release of these emails and subsequent transaction activity on Points.com.

A number of improvements were made, in the first and second quarters of 2006, to the functionality of Points.com. At the end of 2005 and into the first quarter of 2006, the version of the Home page displayed to visitors (all viewers not registered users of Points.com) was completely redesigned, to make available to visitors a display of all transactions and other activities possible on Points.com. In the second quarter of 2006, a redesigned Redeem section was launched, with considerably expanded merchandising of redemption options available to Points.com members. Included as part of this section was a search function allowing users to locate, and transact with, specific retailers. Finally, in the first quarter of 2006, the Corporation introduced a new feature, Requested Swaps, allowing users to initiate transactions even if they have not yet registered with Points.com the reward programs involved. The primary development work on these improvements was completed by the end of the second quarter, and the Corporation anticipates no need to initiate major site improvements in the third quarter of 2006. Addition of new functionality is being planned for the fourth quarter.

In addition, in the middle of the first quarter of 2006, the Corporation introduced the use of a new feature, the Suggestion Engine, to encourage transactions. The Suggestion Engine uses details of individual users’ loyalty program balances to generate proposed transactions that make the best use of the miles or points in a particular account. Through the second quarter of 2006 and moving forward, the scope of Suggestion Engine deployment on Points.com was, and will continue to be, extended to all transaction-related sections of the site.

Analysis of transaction figures through the first half of 2006 shows a continuing positive outcome of these efforts. In addition, analysis of data from the fourth quarter of 2005 leads the Corporation to expect an increase in Swap and Redeem activity in the run-in to the 2006 holiday season.

	Q2 2006	Q1 2006	Q2 2005
Percentage change in the number of Points.com transactions (quarter versus prior quarter)	14%	(13%)	(37%)

Progress has also continued in the expanding and improving of Points.com's partner mix. The number of loyalty program partners added, and their industry mix, are two important elements in the growth of Points.com as they directly impact the consumer value proposition. Said differently, the more loyalty programs that a consumer participates in that are also Points.com partners, the greater that consumer's opportunity to maximize the value of his or her collective loyalty programs. The number of partners participating on Points.com has increased by 16% since the second quarter of 2005.  See page 8, "Growth in Use of Points Solutions" for a summary of growth in the number of partners. Management expects to continue to round out the partner industry mix and add new partners in 2006.

Points.com Business Solutions Growth

Each Web site or Web site component created as a part of a Points.com Business Solutions has been designed with the relevant partner's look and branding. To date, Points has not participated in driving traffic and transactions through its partners' Web sites in any significant way. However, Points has seen continuous growth in the transactions conducted through these products since each launch and management expects this trend to continue for new and existing Points.com Business Solutions. In addition, Points has recently engaged in discussions with a select group of partners to apply its online marketing and other "best practices" to stimulate increased transaction activity on the partners' sites (i.e., the sites run and hosted by Points). The initial objective is to increase transaction revenues for select products with select partners by approximately 12% in 2006 by incorporating the Corporation's subject matter expertise and merchandising experience. The Corporation has begun implementing several initiatives with the aforementioned partners and products.

Points.com Business Solutions metrics as at	June 30, 2006	March 31, 2006	June 30, 2005
Total Unique Partners	23	22	21
Total Points.com Business Solutions(1)	67	62	58
Note:
(1)	Each Web site or Web site component created and maintained by Points.com is one "Points.com Business Solution."

Points.com Business Solutions(1) Number of Products as at	June 30, 2006	March 31, 2006	June 30, 2005
Buy	17	16	16
Gift	16	15	16
Transfer	8	7	5
Corporate	12	12	10
Elite	2	2	2
Systems Design	7	5	4
Integrate partners(2)(3)	5	5	5
Total Points.com Business Solutions	67	62	58
Notes:
(1) Includes products sold to new and existing partners.
(2) Each Integrate partner will have third parties integrated into its technology platform.
(3) There are 26 existing partner integration add-ons among the six Integrate partners as at June 30, 2006.

Sources of Revenue Growth

Approximately 98% of the Corporation's revenue in the second quarter of 2006 (approximately 98% in the first quarter of 2006 and 93% in the second quarter of 2005) was generated through its Points Solutions, which have two primary sources for growth: growth and increased use of existing contracted Points Solutions; and the development of new contracted Points Solutions. The remaining 2% of revenues is interest income. The following table indicates the split between existing and new Points Solutions and excludes revenues from interest income.

	For the three months ended			For the six months ended
Percentage of Revenues by Source	June 30, 2006	March 31, 2006	June 30, 2005	June 30, 2006	June 30, 2005
Existing Points Solutions (including growth of existing solutions)	76%	89%	95%	83%	96%
New contracted Points Solutions with new and existing partners	24%	11%	5%	17%	4%

Existing Points Solutions

The large majority of existing products that Points operates, including those on behalf of partner loyalty programs, continue to grow through increased consumer awareness, consumer adoption and loyalty program growth. As Points earns transaction fees or commissions on the majority of these products and as the products continue to grow, Points expects to continue to derive significant revenues from its existing products.

Revenue from existing Points Solutions decreased by 17% from $2.46 million in the first quarter of 2006 to $2.04 million in the second quarter of 2006 (i.e., 76% of the total Points Solutions revenue). The sequential decline was primarily due to the seasonal strength of a product that is only available in the first four months of the calendar year, and lower revenues as EBay wound down its loyalty program.

New Contracted Points Solutions

Selling additional Points Solutions is an important source of new revenue. New Points Solutions sold to loyalty program partners grow the base of products being managed and therefore the existing revenue base and, in the case of sales to new loyalty program partners, provide an opportunity to place additional Points Solutions with the same partner. Revenues from new Points Solutions during the quarter increased from $119,745 in the second quarter of 2005 and $311,464 in the first quarter of 2006, to $627,881. Approximately $330,000 (56%) of the new revenues in the second quarter of 2006 were non-recurring revenues.

Points has grown the number of products placed with partners from 58 to 67 as at June 30, 2006 from June 30, 2005. In addition, 26 third-party integrations have been implemented with the six Integrate partners. Management expects that growth in 2006 will be from a combination of North American and international partners.

Management believes that the suite of Points Solutions is applicable to all large loyalty program partners and will continue to focus business development resources on both sales of new products to current partners and sales to new partners. Management is continuing to focus on expanding the Points.com partnership base in 2006 across various loyalty markets. In particular, Points will continue to focus on contracting reward programs in the financial services, hotel, retail, car rental, and online categories throughout 2006.

Projected revenues for 2006 attributed to the deployment of new Points Solutions are more difficult to project than growth in existing Points Solutions. Future revenue growth is still substantially dependent upon new contracts for the suite of Points Solutions products. While management expects continued business development success, there is no certainty that Points.com will continue its past success at acquiring new contracts with new or existing partners.

Other Factors Contributing to Revenue Growth

In addition to the sources of revenue and growth described above, three other factors contribute to the Corporation's financial performance: interest income; fluctuations in foreign exchange rates; and the growth of the loyalty program industry.

Interest Income

The Corporation earned interest income of $59,977 for in the second quarter of 2006, compared with $65,119 in the first quarter of 2006 and $180,843 in the second quarter of 2005. The increase in interest income year over year is largely a function of increased cash and short-term investments reserves. The increase in cash and short-term investments reserves is a function of both the investment of the cash and short-term investments reserves obtained from the completion of a private placement transaction on April 4, 2005, and growth in deposits. The decrease relative to the first quarter of 2006 is a function of lower balance of funds invested in higher yield assets. Management expects the interest income to decline in 2006 as cash and short-term investments continue to be required for operations. The proceeds raised from the private placement transaction have been invested in a combination of short-term liquid assets and short-term bonds. The bond and money market portfolio has a duration of less than two years. Foreign currency continues to be invested in short-term and money market instruments. Points' short-term investments are valued quarterly at the lower of cost or market value. In the long term, as Points' business continues to grow, cash and short-term investments reserves and related interest income are also expected to increase, although this growth is not expected to be a material portion of the Corporation's revenue going forward. Interest rates will continue to influence interest earnings. The Corporation's bond portfolio is exposed to financial risk arising from the credit quality of the underlying bond issuers. The Corporation seeks to mitigate the credit risk by diversifying its bond holdings and exclusively investing in securities with a credit rating of "A" or higher. A summary of the Corporation's investments is as follows:

As at June 30, 2006	Yield %(1)	Credit Rating	C$ Denominated	US$ Denominated	Other Denominated	C$ Total(2)
Cash held at bank	0.716%		C$122,326	US$ 10,739,252	€ 1,227,098 £ 484,240 CHF 17,474	$13,876,416 985,138 15,704
Money market securities(3)	3.85%	RI M	597,722			597,722
Commercial Paper(3)	4.30%	R1-M - R1-High	2,797,792			2,797,792
Total			C$3,517,840	US$10,739,252		$18,272,772

Notes:
(1)	Yield as at June 30, 2006.
(2)
C$ Total represents total cash held at bank inclusive of all denominations; C$ Denominated, US$ Denominated and Other Denominated currencies are a subset of the C$ Total and are represented in their local currency amount as at June 30, 2006.

(3)	Money Market Securities and Commercial Paper yields are calculated as the simple average of the portfolio's yield to maturity.

Foreign Exchange Rates

The translation of the Corporation's revenues and expenses is, and will continue to be, sensitive to changes in the U.S. / Canadian foreign exchange rates ("FX Rates"). Changes to FX Rates will have greater impact on the Corporation's revenues than on its expenses as approximately 91% of the Corporation's revenues are in U.S. dollars and the remaining 9% are split between Canadian dollars, Euros, British Pounds and Swiss Francs. Management expects that the percentage of U.S. dollar revenue will not decrease significantly in 2006. Therefore, if the U.S. dollar continues to depreciate against the Canadian dollar, it will affect the ability and/or timing of the Corporation to become profitable. In the second quarter of 2006, approximately 65% of the Corporation's general and administration expenses were in Canadian dollars and 35% were U.S. dollar-based. The Corporation does not have material foreign exchange risk with its cash expenses as it has sufficient foreign currency reserves to meet its foreign obligations.

The six-month average FX Rate (US$1.0 = C$1.134) used to translate revenues and expenses into Canadian dollars has continued to decline. See "Results of Operations - Revenues, Overview" for the impact of the FX Rate on the Corporation’s revenues and expenses.

	For the three months ended			For the six months ended
U.S. / Canadian FX Rates	June 30, 2006	March 31, 006	June 30, 2005	June 30, 2006	June 30, 2005
Period Start	1.168	1.166	1.217	1.166	1.205
Period End	1.120	1.168	1.229	1.120	1.229
Period Average	1.139	1.154	1.240	1.134	1.240

Growth of the Loyalty Program Industry

The Economist reported on the growing importance of loyalty programs in an article from its May 2, 2002 issue, entitled "Fly me to the moon," noting that on an annual basis, airlines sold "roughly US$10 billion worth of miles to partners, such as credit card firms." In another article (entitled "Frequent-flyer economics," from the same issue), The Economist reported that "frequent flyer miles started as a marketing gimmick, but they have become a lucrative business," and that "roughly half of all miles are now earned on the ground, not in the air." In an updated article, dated January 6, 2005, and titled "In Terminal Decline, the dollar has already been toppled as the world's leading currency." The Economist reported that, by the end of 2004, "the world-wide stock of unredeemed frequent flyer miles is almost 14 trillion miles [. . .] and the total global stock of frequent flyer miles is worth over US$700 billion."

Management understands that members of loyalty programs are much more likely to utilize Points.com and the other products from the suite of Points Solutions when they are close to a level at which they can redeem an award. The redemption level for an award varies by type of award (for example, a business-class flight takes more miles that an economy-class flight) and by program type (the "cost" of a flight typically starts between 15,000 and 25,000 miles whereas a night in a hotel starts at 5,000 points). Therefore, growth in consumer loyalty program account balances will create demand for Points Solutions. Growth in program balances is a function of the growth in the number of programs, the number of participating consumers, time, and the number of consumers moving through a loyalty redemption (for example, receiving an award of some type).

Several respected periodicals estimate strong growth in the popularity of and participation in loyalty programs. For example, in addition to The Economist cited above, the "frequent flyer facts" section of the Web site of InsideFlyer magazine (www.webflyer.com), a leading publication for members of frequent traveler programs, writes:

"Loyalty programs grow at a rate of 11% per annum, with over 120 million members worldwide. While there are about 92 frequent flyer/guest programs in the world, American AAdvantage, the largest frequent flyer program in the world, began with 283,000 members in 1981 and has grown to more than 45 million members." (sic)

RESULTS OF OPERATIONS - GENERAL AND ADMINISTRATION EXPENSES

General and Administration Expenses

General and administration expenses increased by 33% relative to the second quarter of 2005 and increased by 17% relative to the first quarter of 2006. Material changes in expenses will be described in each section below.

	For the three months ended			For the six months ended
General and Administration Expenses	June 30, 2006	March 31, 2006	June 30, 2005	June 30, 2006	June 30, 2005
Employment Costs(1)	$2,417,904	$2,337,059	$2,050,338	$4,754,963	$4,525,049
Technology Services(2)	232,357	358,954	283,323	591,310	609,379
Marketing and Communications	937,072	324,900	385,700	1,261,972	775,706
Sales Commission and Related Exp.	233,497	166,423	183,918	399,920	342,382
Other(3)	722,085	702,393	510,292	1,424,478	1,143,794
Total	$4,542,916	$3,889,728	$3,413,571	$8,432,644	$7,396,310
 Notes:
(1)	Wages and employment costs include salaries, employee stock option expense, contract labour charges, recruiting, benefits and government charges (Canada Pension Plan and Employment Insurance).
(2)	Technology expenses include online hosting and managed services, equipment rental, software licenses and capital lease expenses.
(3)	Other expenses include travel, professional fees, insurance, office rent and expenses and regulatory expenses.

As the Corporation is still in the process of increasing loyalty program participation in and sales of the Points Solutions, significant resources continue to be required. Management has made growing revenues and the underlying business the highest priority while continuing to be diligent about controlling costs and capital expenditures. Management expects that in 2006 the general and administration expenses will be higher than in 2005. This is due to increased expenses relating to marketing and branding, higher sales commissions and the fact that fewer technology related employment costs will be capitalized. The increase will be partially offset by lower capital expenditures.

Points expects that a series of significant marketing and branding programs will continue throughout 2006. The actual expense incurred will be a function of the types of marketing media employed and incentives offered, as well as the timing of the programs' launches.

Employment Costs

Employment costs increased by 18% from the second quarter of 2005 and increased by 3% from the first quarter of 2006. This increase compared to the first quarter of 2006 is primarily the result of lower capitalized employment costs related to technology development, whereas the increase in employment costs relative to the second quarter of 2005 was related to an increase in the number of employees and lower capitalized employment costs related to technology development. Effective January 1, 2004, the CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments" was amended to require expense treatment of all stock-based compensation and payments for options granted beginning on or after January 1, 2002. For stock-based compensation issued to employees, the Corporation recognizes an expense. The Corporation accounts for its grants in accordance with the fair value method of accounting for stock-based compensation. The amounts charged to expense for costs relating to the second quarter of 2006 are $96,740 compared to $110,461 for the first quarter of 2006 and $92,827 for the second quarter of 2005.

	For the three months ended			For the six months ended
	June 30, 2006	March 31, 2006	June 30, 2005	June 30, 2006	June 30, 2005
Employee Stock Option Expense	$96,740	$110,461	$92,827	$207,200	$192,330

As at June 30, 2006, the Corporation had 84 full-time employees Subsequent to quarter end, the Corporation, in recognition that several large technology development initiatives had been completed, reduced the size of its workforce to 66 full-time employees to align resources with current development projects scheduled to be completed within the next 12 months. While the reduction was primarily in the technology department, other departments were impacted. The current workforce, in aggregate, is similar to the level in the same period last year.

Full-Time Headcount(1) by Department	June 30, 2006	March 31, 2006	June 30, 2005
Technology	41	43	41
Finance and Administration	15	15	13
Business Development & Account Management	13	11	4
Marketing and Customer Service	15	15	14
Total(2)	84	84	72
Notes:
(1)	Headcount includes active employees and contractors covering a leave of absence for full-time positions within the department.
(2)	In addition to the full-time positions employed, the Corporation had three short-term contractors on staff at June 30, 2006.

Technology Services

Technology services expenses increase in increments based on business growth and product performance. As technology services costs are a function of the number of partners and Points Solutions products, these costs grow as revenue grows. In general, as loyalty program partners and products are added to the infrastructure, leading to an increase in transactional volume, additional servers, processors, bandwidth, memory, etc., are required to provide a secure and robust production environment. The second quarter of 2006 experienced a decrease in these costs of 18% versus the second quarter of 2005 and 35% versus the first quarter of 2006. Management expects these costs to grow marginally in the latter half of 2006 with the continued expansion of Points Solutions. Products launched and loyalty program partners acquired are the key drivers of technology services expenses.

Marketing and Communications

Marketing costs in the second quarter of 2006 have increased by $612,173 (188%) over the first quarter of 2006 and increased by $551,373 (143%) over the second quarter of 2005. In the second quarter of 2006, the Corporation broadened its marketing initiatives to include trial off-line advertising. The results of these tests were less effective at driving registered users and transacting users than the marketing channels available through our partners and at a significantly higher cost per transacting user. Over the remainder of 2006 the Corporation expects to reduce the rate of increase of its variable and discretionary marketing expenditures. The marketing and branding foundation built in 2005 has made it possible to effectively execute efficient and productive promotions. Advertising expenditures in the second half of 2006 will be focused on partner marketing initiatives, increasing the number of placements on partner sites and the effectiveness of existing placements. The Corporation’s experience during the second quarter of 2006 established that the most effective channel for driving revenue is partner Web sites. While external marketing proved effective at driving registrations, it has not been effective at driving transactional activity from registered users. This approach dovetails with business development strategies and is the most cost-effective means to reach Points.com's target audience.

Sales Commissions and Expenses

Sales commissions and expenses in the second quarter of 2006 have increased by $67,074 (40%) over the first quarter of 2006 and increased by $49,579 (27%) over the second quarter of 2005. Sales commissions are primarily related to Points.com Business Solutions and will continue to vary according to partners contracted and growth of existing products. Management expects sales commissions to increase throughout 2006 through growth in existing Points Solutions and new PBS business contracted. Certain products have revenue sharing arrangements with the Corporation’s non-loyalty partners that do not vary with revenues.

Other Operating Expenses

Other operating expenses include office overhead, travel expenses, and professional fees. Other operating expenses in the second quarter of 2006 increased by $19,692 (3%) over the first quarter of 2006 and increased by $211,793 (42%) over the second quarter of 2005. Management expects these expenses in 2006 to grow by approximately $400,000 from 2005 largely as a result of expenditures related to compliance with the U.S. Sarbanes Oxley Act of 2002.

RESULTS OF OPERATIONS - NON-CASH EXPENSES

Forward-looking statements contained in this section with respect to future expenses of the Corporation are not guarantees of such future expenses and involve certain risks and uncertainties that are difficult to predict. Any changes in the Corporation's amortizing assets will subsequently change the Corporation's amortization expense.

Amortization Expenses

The Corporation recorded amortization expenses of $775,701 in the second quarter of 2006 compared to $755,654 in the first quarter of 2006 and $688,873 in the second quarter of 2005. The differences were attributed to the charges outlined in the following table:

	For the three months ended			For the six months ended
Amortization Expense	June 30, 2006	March 31, 2006	June 30, 2005	June 30 2006	June 30 2005
Deferred Costs	$132,925	$132,925	$132,925	$265,849	$265,849
Intangible Assets	226,696	226,696	236,984	453,393	508,107
Property, Plant and Equipment	416,080	396,033	318,964	812,113	603,815
Total	$775,701	$755,654	$688,873	$1,531,355	$1,377,771

Amortization of Deferred Costs

	For the three months ended			For the six months ended
Deferred Costs	June 30, 2006	March 31, 2006	June 30, 2005	June 30, 2006	June 30, 2005
Amortization	$132,925	$132,925	$132,925	$265,849	$265,849

Charges incurred in respect of certain financings are deferred and charged to income on a straight-line basis over an applicable time period. Deferred finance charges represent legal, accounting and other related fees incurred to obtain the financings. Points has incurred deferred costs in connection with the following financial transactions:

a.
The Corporation reports deferred financing charges in connection with the Series Two Preferred Share as this financial instrument is also classified as debt. The Series Two Preferred Share has 27 amortization quarters remaining.

b.
In consideration of the value to the Corporation of the Alignment Agreement with American Airlines, the Corporation issued 2,196,635 Common Shares to American Airlines valued at $2,240,568. The value of the Common Shares issued has been recorded under deferred costs and will be amortized over a five-year period. There are 9 amortization quarters remaining.

c.
Selected Points.com Business Solution technology costs incurred ($123,390) have been deferred over the expected lifetime of certain partner relationships. The two relationships have 2 and 3 amortization quarters remaining.

Amortization of Intangible Assets

The excess of the cost over the value attributed to the underlying net assets of the shares of Points.com (the acquired technology of Points.com) acquired in 2002 was amortized on a straight-line basis, over a period of three years. The amortization of these intangible assets related was completed during the first quarter of 2005 and as a result, amortization expense for the six month period ending June 30, 2006 has decreased relative to the six month period ending June 30, 2005. The amortization expense of intangible assets is related to the intangible assets (i.e., partner contracts) acquired through the MilePoint Acquisition (defined on page 30 "Commitments Related to MilePoint Acquisition") which started in the second quarter of 2004. Goodwill related to the acquisition is not amortized. If the assets are deemed to have become impaired, the goodwill will be written off in the appropriate period.

	For the three months ended			For the six months ended
Intangible Assets	June 30, 2006	March 31, 2006	June 30, 2005	June 30, 2006	June 30, 2005
Amortization	$226,696	$226,696	$236,984	$453,393	$508,107

Amortization of Property, Plant and Equipment

The increase in amortization expense reflects purchased assets that have been capitalized and the amortizations periods have begun. The increase in amortization of Property, Plant and Equipment includes the capitalization of Web site development costs incurred in the Web site application and infrastructure development associated with Points.com and other applicable technology development, computer hardware, software and leasehold improvements.

	For the three months ended			For the six months ended
Property, Plant and Equipment	June 30, 2006	March 31, 2006	June 30, 2005	June 30, 2006	June 30, 2005
Amortization	$416,080	$396,033	$318,964	$812,113	$603,815

Other Non-Cash Expenses

Foreign Exchange Loss (Gain)

	For the three months ended			For the six months ended
Foreign Exchange Loss (Gain)	June 30, 2006	March, 31 2006	June, 30 2005	June, 30 2006	June 30, 2005
Unrealized foreign exchange loss (gain)	$242,324	$(23,707)	$(18,310)	$218,617	$(33,350)
Realized foreign exchange loss (gain)	13,189	11,242	(96,877)	24,431	(58,938)
Total	$255,513	$(12,464)	$(115,187)	$243,049	$(92,287)

Prior to 2005, the Corporation accounted for the foreign exchange gain (loss) in "Other Operating Expenses." The foreign exchange gain (loss) arises from re-valuing certain balance sheet accounts (e.g., U.S. dollar denominated cash and short-term investments and U.S. dollar denominated deposits). Each quarter, certain balance sheet accounts are re-valued in accordance with the period-ending FX Rate. To the extent that the foreign denominated assets and liabilities are not equal, the net effect after translating the balance sheet accounts is charged to the income statement. The Corporation has no control over the foreign exchange gain or loss from one period to the next. In general and strictly relating to the foreign exchange gain (loss) of revaluing certain balance sheet accounts, a strengthening U.S. dollar will lead to a foreign exchange gain while a weakening U.S. dollar will lead to a foreign exchange loss. The increase in the unrealized loss in the second quarter is the result of the weakening U.S. dollar during the period.

Management believes that the non-cash foreign exchange gain (loss) makes the Corporation's business performance more difficult to discern and has therefore moved the non-cash charge (or gain in some periods) below the earnings (loss) before interest, amortizations and other deductions ("EBITDA") (defined below on Page 23, "Liquidity - EBITDA").

Interest on Convertible Debentures

On April 12, 2006, Point's 8% Unsecured Convertible Debentures automatically converted into approximately 18.9 million common shares. As a result, accrued interest on the principal amount of the Debentures ceased to be payable.

Interest on Debenture	2008	2007	2006	2005	2004	2003	2002	2001
Accrued Interest ($000s)	nil	nil	195	778	884	854	660	522
Debenture Value ($000s)	nil	nil	9,894	9,699	8,920	8,036	7,183	6,522

Interest had accrued on the Convertible Debentures from March 15, 2001, the original issue date, to April 4, 2005, and compounded on an annual basis on the day immediately prior to each anniversary at 11%. Effective April 4, 2005, until April 11, 2006, interest on the outstanding principal amount of the Debenture accrued at 8% per annum.

Interest on the Series Two and Series Four Preferred Shares

Interest on Preferred Shares	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
Series Two Preferred Accrued Interest ($000s)	244	868	868	868	868	868	868	868	868	868	624
Series Two Preferred Share Value ($000,000s)	21.1	20.8	19.9	19.1	18.2	17.3	16.5	15.6	14.7	13.9	13.0
Series Four Preferred Accrued Interest ($000s)	60	242	242	242	242	242	242	242	181	nil	nil
Series Four Preferred Share Value ($000,000s)	5.4	5.3	5.1	4.8	4.6	4.4	4.1	3.9	3.6	nil	nil

See "IAC/InterActiveCorp Investment" on page 24 hereof for additional information.

RESULTS OF OPERATIONS - EARNINGS AND SHAREHOLDERS' EQUITY

Loss

The Corporation reported a net loss of $3,150,690 for the second quarter of 2006, compared with a net loss of $2,251,212 for the first quarter of 2006 and a net loss of $1,969,359 for the second quarter of 2005. The increased loss in the second quarter compared to the first quarter of 2006 is primarily a result of increased marketing and communication expenses. Subsequent to quarter end, the Corporation undertook some important cost cutting measures. Combined with anticipated revenue growth through the third and fourth quarters of 2006, the Corporation will strive to reach EBITDA profitability in the fourth quarter.

Shareholders' Equity

The deficit in shareholders' equity improved from negative $8,307,858 at March 31, 2006 to negative $1,082,488 at June 30, 2006. The increase was the result of the conversion on April 12, 2006 of the Corporation’s 8% unsecured Convertible Debentures, which was offset by the net loss for the period of $3,150,690. For additional information, see Note 7 of the Corporation’s second quarter interim financial statements.

Loss Per Share

The Corporation's loss per share is calculated on the basis of the weighted average number of outstanding Common Shares for the period, which amounted to 97,962,884 shares at June 30, 2006, compared with 93,722,119 shares at March 31, 2006 and 76,754,315 shares at June 30, 2005.

The Corporation reported a net loss of $0.03 per share for the quarter ending June 30, 2006, compared with a net loss of $0.03 per share for the quarter ending June 30, 2005 and $0.02 per share for the quarter ending March 31, 2006. For the comparable periods, the impact on the loss per share of the fully diluted shares outstanding has not been computed as the effect would be anti-dilutive (meaning that the loss per share would decrease on a fully diluted basis). Therefore, in accordance with GAAP, fully diluted loss per share is not provided. The fully diluted calculation would have otherwise included Common Shares underlying outstanding securities, such as options, warrants and preferred shares convertible or exercisable to acquire Common Shares.

LIQUIDITY

Overview of Liquidity

Management views liquidity as the Corporation's ability to generate sufficient cash (or short-term investments) to meet its obligations as they become due. Balance sheet liquidity indicators provide management with a test of the Corporation's current liquidity. Balance sheet indicators of liquidity include cash and short-term investments, accounts receivable and accounts payable. EBITDA is seen by management as a key indicator of the change in the liquidity of Points' operations over a defined period of time. As the Corporation continues to add contracts to its portfolio of Points.com Business Solutions and to Points.com, revenues are expected to grow, resulting in increased liquidity.

EBITDA

Management recognizes that the earnings (loss) before interest, amortizations and other deductions, hereafter referred to by management as EBITDA, is a non-GAAP financial measure which does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. However, management believes that EBITDA is an important internal measure and financial benchmark for its shareholders because it is a recognizable and understandable measure of the Corporation's cash burn or growth, and is a standard often scrutinized by investors in small to mid-capitalization companies. For example, the Corporation has incurred large non-cash expenses (depreciation and amortization) over the past several fiscal years that distort the financial and strategic gains the Corporation has made. The basis for determining employee bonuses is based on achieving an EBITDA target determined by the Board of Directors.

For the quarter ending June 30, 2006, the Corporation's EBITDA was ($1,816,664). This compares with EBITDA of ($859,168) for the quarter ending June 30, 2005 and ($1,050,256) for the first quarter of 2006. See "Selected Financial Results and Highlights" on page 36 of this MD&A and the Corporation's "Consolidated Statements of Operations" on page 4 of the consolidated audited financial statements for a reconciliation from EBITDA (earnings (loss) before interest, amortizations and other deductions) to net loss. Management expects the EBITDA loss to decrease in the third quarter and strives towards EBITDA profitability during the fourth quarter of 2006. The improvement in EBITDA will be achieved by controlling costs (See page 16 “General and Administration Expenses ” for additional information) and growing revenues.

IAC/InterActiveCorp Investment

The following is a general summary of the terms of two investments in the Corporation by IAC/InterActiveCorp ("IAC"), through its affiliate Points Investments, Inc. Comprehensive disclosure of these investments is set out in Points' Material Change Reports dated March 21, 2003 and April 5, 2005, which are incorporated by reference herein. See also "Commitments Related to the Terms of Certain Financing Arrangements" on page 28 below.
In the 2003 investment, Points issued one Series Two Preferred Share and Common Share purchase warrants (the "Warrant") for aggregate cash consideration of $12.4 million and $2.7 million, respectively. As at the date hereof, the Series Two Preferred Share is convertible, for no additional consideration, into 24,028,016 Common Shares.

On April 11, 2006, the Warrant, which was exercisable to acquire up to 102,983,837 common shares, expired unexercised. As a result, a number of restrictive covenants in favour of IAC/InterActiveCorp granted pursuant to an investor's rights agreement expired, including various approval and pre-emptive rights in connection with the issuance of securities and matching rights in connection with possible change of control transactions. Comprehensive disclosure of the Warrant expiry is set out in Points' Material Change Report dated April 24, 2006, which is incorporated by reference herein.

In the 2005 investment, Points issued one Series Four Preferred Share for aggregate cash consideration of $3,454,611. As at the date hereof, the Series Four Preferred Share is convertible, for no additional consideration, into 5,411,434 Common Shares.

Each of the Series Two Preferred Share and the Series Four Preferred Share contains anti-dilution protection provisions.

Cash and Cash Equivalents, Short-Term Investments and Current Assets

The Corporation had cash and short-term investments of $18,272,772 at June 30, 2006, compared to $23,129,529 at March 31, 2006, $22,332,025 at December 31, 2005 and $27,674,493 at June 30, 2005.

As at	June 30 2006	March 31 2006	Dec. 31, 2005	June 30 2005
Cash and Short-Term Investments	$18,272,772	$23,129,529	$22,332,025	$27,674,493
Accounts Receivable	2,734,311	2,581,245	2,739,224	1,744,227
Prepaids and Sundry Assets	2,562,273	2,076,929	1,893,605	1,581,927
Total Current Assets	$23,569,356	$27,787,703	$26,964,854	$31,000,647

Cash and cash equivalents, and short-term investments decreased by $4,856,757 from March 31, 2006. The decrease in cash and short-term investments relative to the first quarter of 2006 are primarily related to the decrease in deposits from a seasonal product and the EBITDA loss and capital expenditures for the quarter. The decrease in cash and short-term investments relative to the second quarter of 2005 and fiscal year-end 2005 are primarily related to the MilePoint Acquisition payments, the EBITDA loss and capital expenditures over the 12-month period. See page 27 "Current Liabilities" for the decrease in cash and short-term investments attributed to deposits.

Cash from Exercise of Certain Warrants and Options

Certain "in-the-money" warrants and options are currently due to expire within 12 months from the date of this MD&A. Assuming that the market price of the Common Shares remains above the exercise price of these securities, management expects the securities to be exercised. If exercised in full, the proceeds from the exercise of these securities would increase cash by approximately $217,261. Assuming the exercise in full of these securities, issued and outstanding Common Shares would increase by 4,437,614 shares. See page 32 "Outstanding Share Data" for additional information on the Points.com options and related put rights.

Securities with Near-Term Expiry Dates - Outstanding Amounts as at June 30, 2006

Security Type	Expiry Date	Number	Strike Price	Proceeds
Points International Ltd. Options	6/26/2007	12,500	0.25	$3,125
Points International Ltd. Options	4/5/2007	6,000	0.28	1,680
Points International Ltd. Options	2/21/2007	105,000	0.25	26,250
Points International Ltd. Options	2/8/2007	480,000	0.27	129,600
Points.com Options + put rights	2/17/2007	187,793	0.022	4,125
Points.com Options + put rights	3/31/2007	2,443,014	0.013	32,283
Points.com Options + put rights	7/9/2007	677,238	0.013	8,642
Points.com Options + put rights	8/13/2007	355,803	0.022	7,816
Points.com Options + put rights	8/20/2007	170,266	0.022	$3,740
Total		4,437,614		$217,261

Subsequent to quarter end, and as at August 8, 2006, the following securities have been exercised or expired:

Security Type	Date	Number	Strike Price	Proceeds
Points International Ltd. Options - expired	731/2006	116,580	1.02	-
Points International Ltd. Options - expired	7/31/2006	100,000	0.82	-
Points International Ltd. Options - expired	7/31/2006	51,000	0.74	-
Points International Ltd. Options - expired	7/28/2006	28,000	1.37	-
Points International Ltd. Options - expired	7/28/2006	26,800	0.85	-
Points International Ltd. Options - expired	7/14/2006	5,000	0.87	-
		327,380		-

Accounts Receivable

The Corporation expects accounts receivable to grow proportionately with growth in revenues; however there is some variability in this trend. Management deems the risk of bad debts to be nominal based on the structure and nature of the Corporation's business and the corresponding cash flows.

Ability to Fund Future Growth

In the second quarter of 2006, the Corporation had cash flows provided by (used in) operating activities of ($4,134,718) after changes in non-cash balances related to operations. Management expects that the revenue growth of new products launched in the second, third and fourth quarters of 2006 combined with the cost reducing actions undertaken subsequent to the end of the second quarter may afford the Corporation the time to build the business and the revenues through to profitability. However, the Corporation is currently not generating an operating profit (revenues minus general and administration expenses) and has never had a profitable quarter in its operating history.

Property, Plant and Equipment

The Corporation reported a decrease in property, plant and equipment in the second quarter of 2006 primarily due to amortization exceeding the additions during the quarter. The additions of $278,017 include capitalized employment costs for Points.com and costs related to the development of other PBS products during the quarter. See "Capital Resources - Planned Capital Expenditures" on page 31 for additional information. Management continues to make controlling the Corporation's technology costs a priority.

Additional capitalized development costs associated with the Points.com technology will increase property, plant and equipment and the corresponding amortization in 2006 and beyond.

As at	June 30, 2006	March 31, 2006	Dec. 31, 2005	June 30, 2005
Furniture and equipment	$247,274	$258,237	$259,723	$287,145
Computer equipment	298,145	305,811	281,438	309,776
Software	622,856	702,189	699,684	584,848
Technology Development Costs	1,901,553	1,931,051	1,932,523	1,827,376
Leasehold improvements	392,521	403,124	433,472	494,394
Total Plant, Property and Equipment	$3,462,349	$3,600,412	$3,606,840	$3,503,539

Goodwill

The MilePoint Acquisition resulted in $3,780,166 allocated to amortizing intangible assets and $4,800,722 ($4,600,722 from goodwill and $200,000 for other costs) to goodwill. In accordance with CICA Handbook Section 3062, goodwill will not be written off unless it is deemed to have become impaired. Management tested the acquisition goodwill for impairment at December 31, 2005, and the acquisition goodwill was deemed not to be impaired. In accordance with GAAP, management will continue to test the acquisition goodwill on an annual basis.

No costs realated to the MilePoint Acquisition have been incurred in 2006. Management does not expect to incur any additional material expenses related to the MilePoint Acquisition.

Current Liabilities

Current liabilities at June 30, 2006 were $18,362,657 compared with $20,690,521 at March 30, 2006 and $18,859,094 at June 30, 2005. The decrease compared to the first quarter of 2006 is related to the decrease in deposits from a seasonal product (see page 6, "Results of Operations - Revenues, Overview" for additional information).

Through arrangements with partner loyalty programs such as those for Buy and Corporate solutions, Points processes transactions involving the online sale of loyalty currencies and collects the funds on behalf of the loyalty program partner. Gross proceeds received on the sale of loyalty program points, net of the commissions earned, are included in deposits until remitted. The level of deposits is influenced by partner activity and trends in the overall loyalty industry. As activity increases, the Corporation's deposits increase. The Corporation expects deposits to increase as it experiences growth with existing partners and establishes new partner relationships. The customers that represented greater than 10% of consolidated revenues in the first six months of 2006 represented 68% of the Corporation's deposits (second quarter 2005 - 75% and first quarter 2006 - 76%).

Current Liabilities as at	June 30, 2006	March 30, 2006	Dec. 31, 2005	June 30, 2005
Accounts payable and accrued liabilities	$1,899,369	$1,486,755	$2,284,257	$1,577,625
Deposits	16,429,773	19,170,252	15,810,853	16,475,375
Current portion of loan payable	33,515	33,515	33,515	33,515
Current portion of acquisition loan payable	-	-	390,166	772,580
Total Current Liabilities	$18,362,657	$20,690,521	$18,518,791	$18,859,094

In each period, the accounts payable and accrued liabilities account includes an accrual for projected employee bonuses to be paid in March of the following year, and other accrued charges. The Corporation has sufficient foreign currency reserves to meet its foreign currency obligations and, as such, does not utilize any hedging or other strategies involving interest rate or currency derivatives.

Working Capital

Working capital (defined as current assets minus current liabilities) has decreased from $7,097,182 at March 31, 2006 to $5,206,699 at June 30, 2006. The significant changes are related to the cash spent in funding the operating loss and capital expenditures in the quarter. See pages 24 through 27 for additional information regarding the Corporation's current assets and current liabilities. As the Corporation continues to build additional technology and increase its marketing and promotion of Points.com, it is highly likely that working capital will decline in 2006 until the end of the third quarter. Management expects that, through the growth of its products, working capital will begin to improve in the fourth quarter of 2006. See page 10 of the Corporation's Annual Information Form, "Risk Factors," for additional information.

Long-Term Liabilities and Commitments

Future Obligations (000,000s)	Payments due by period (aggregate amount for multi-periods)
	Total(1)	5 Years or Greater	4-5 Years (2010 to 2011)	1-3 Years (2007 to 2009)	1 Year (2006)
Long-Term Debt(2) (non-cash expense until repayment)	$-	$-	$-	$-	$-
Series Two Preferred Share (non-cash expense until repayment)	21.08	15.86	1.74	2.61	0.87
Series Four Preferred Share (3) (non-cash expense until repayment)	5.39	3.95	0.48	0.72	0.24
Loan Payable	0.07	-	0.01	0.03	0.03
Operating Leases(4)	2.24	-	0.20	1.25	0.79
Partner Purchase Commitments(5)	2.76	-	-	1.51	1.25
MilePoint Acquisition(6)	0.40	-	-	-	0.40
Total Contractual Obligations	$31.94	$19.81	$2.43	$6.12	3.58
Notes:
(1)	Represents the aggregate amount for the full duration of the contractual obligations (including year's post 2009 and prior to 2005).
(2)
On April 12, 2006, the Convertible Debentures automatically converted to equity (See below, "Commitments Related to the Terms of Certain Financing Arrangements Debenture and Series One Preferred Share" for additional information.

(3)	The Series Four Preferred Share was issued on April 4, 2005.
(4)	Includes technology services commitments and hardware and software operating leases.
(5)	Includes mileage purchase and co-marketing commitments, see "Partner Purchase Commitments" below.
(6)	Cash commitments related to the MilePoint Acquisition include the payments relating to the acquisition.

Elements of the foregoing table are explained in more detail in the following sections.

Commitments Related to the Terms of Certain Financing Arrangements

Debenture and Series One Preferred Share

On April 11, 2006, the common share purchase warrant held by IAC/InterActiveCorp, which was exercisable to acquire up to 102,983,837 common shares, expired unexercised. As a result, Point's 8% unsecured convertible debentures (the "Debentures") automatically converted into approximately 18.9 million common shares and the $9.9 million of principal and interest associated with the Debentures has been eliminated. In addition, Point's Series One Preferred Share automatically converted into one common share, eliminating the significant dividend entitlement that would have been payable to the holders of the Series One Preferred Share in certain events, including a change of control of Points.

Series Two and Series Four Preferred Shares (collectively the "Preferred Shares")

Unless the Preferred Shares have been converted at the option of the holder, Points will be required to redeem the Preferred Shares upon the earlier of (i) March 31, 2013, and (ii) a person (other than the holder of the Preferred Shares) acquiring shares of Points sufficient to elect a majority of the board of directors of Points (a "Preferred Share Change of Control").

In the event of redemption of the Preferred Shares on a Preferred Share Change of Control, the redemption amount payable will be equal to the greater of (i) 125% of the amount equal to (A) $12,400,000 for the Series Two Preferred Share and $3,454,611 for the Series Four Preferred Share plus (B) a return on that subscription price equal to 7% per annum calculated on a daily basis from the date of issue of the applicable Preferred Share to the date on which the applicable Preferred Share is redeemed and (ii) the product of the number of Underlying Shares and the greater of (A) the weighted average closing price of the common shares on the principal stock exchange on which the common shares then are traded for the 10 days ending on the trading day immediately prior to public announcement of the Preferred Share Change of Control, and (B) the fair market value of the consideration paid per Common Share in the transaction resulting in the Preferred Share Change of Control.

Upon the occurrence of an event that is a Preferred Share Change of Control, Points may not have sufficient cash to pay the redemption amount on the Preferred Shares. As such, it is unlikely that management would consider a transaction that triggered such a payment unless the transaction provided for such payment.

Partner Purchase Mileage and Other Pre-Paid Expenses

Asset related to mileage purchases as at	June 30, 2006	March 30, 2006	Dec. 31, 2005	June 30, 2005
Prepaid Mileage	$1,277,017	$1,177,684	$1,054,377	$952,578
Sundry assets and other prepaid expenses	1,285,256	899,245	839,228	629,349
Total	$2,562,273	$2,076,929	$1,893,605	$1,581,927

As part of the contractual requirements of certain commercial agreements, Points has committed to purchase miles and points from partners at predetermined rates. When purchased, the points are recorded as an asset (i.e., prepaid expense) until expensed as marketing expenditures in the period of use.

A large portion of the current prepaids and sundry assets of the Corporation include prepaid mileage and marketing commitments purchased from the Corporation's partners. Management expects that, in the near term, the prepaid miles may remain approximately the same as an overall percentage of prepaids and sundry assets.

Commitments Related to MilePoint Acquisition

On March 31, 2004, Points completed the acquisition of substantially all of the assets of MilePoint, Inc. ("MilePoint") (the "MilePoint Acquisition"). The purchase price for the assets of MilePoint was $7.5 million and was satisfied through a combination of $3.5 million in cash ("Acquisition Payable") and four million Common Shares (worth approximately $4 million at the time of the transaction). An initial $1.9 million was paid in cash on closing, with the balance payable semi-annually over two years. The final cash payment was paid on March 31, 2006. The four million Common shares were issued into escrow on closing and were released to MilePoint in four unequal tranches over two years. The release of Common Shares from escrow was completed on March 31, 2006. To date, professional fees of approximately $420,000 and payments for transition services of $671,653 have been incurred in the transaction and have been capitalized and included in the cost of the purchase.

The amortization and the balance of the purchased intangible assets are approximately as follows:

Amount in	June 30, 2006
Accumulated Amortization	$1,844,141
Intangible Asset	1,719,163
Goodwill	$4,800,722

The cash cost of the MilePoint Acquisition has been recaptured through the gross new revenue provided by the purchased assets over the 21-month period following March 31, 2004.

Commitments Related to Lease Financing Arrangements

The Corporation has several outstanding operating leases for hardware and its premises.

In the second quarter of 2004, the Corporation signed a 45-month sublease agreement in a larger facility. In exchange for a 27-month lease extension, the landlord advanced the Corporation $107,000 for leasehold improvements (see "Loan Payable" in table below). The Loan Payable is to be repaid over the term of the original sub-lease. Each payment is approximately $2,600 and there are 23 monthly payment periods remaining.

The projected figures do not include leasehold improvement amounts for Points' new facilities. Leasehold improvements for the new facilities are included in capital expenditures (see "Capital Resources-Planned Capital Expenditures" below). The operating leases primarily relate to specific office technology and technology service commitments.

Annual Amounts in ($000s)	5 Years or Greater	4-5 Years (2010 to 2011)	1-3 Years (2007 to 2009)	1 Year (2006)
Operating Leases
Property lease	$-	$180	$1,080	$377
Technology services commitment	-	22	163	417
Operating Leases Total	$-	$202	$1,243	$794

Loan Payable	$-	$5	$30	$30

CAPITAL RESOURCES

Planned Capital Expenditures

The Corporation expects to incur some modest expenditures related to leasehold improvements needed to continue to maintain the premises.

Capital Expenditures as at	June 30, 2006	March 31, 2006	June 30, 2005
Leasehold Improvements	21,939	-	44,290
Technology Development Projects (Various)	237,204	250,916	555,988
Computer Hardware, Software and Other	18,874	138,689	103,861
Total	$278,017	$389,605	$704,139

The Corporation expects to incur capital expenditures of approximately $1.0 million for fiscal year 2006. The capital expenditures are expected to consist of $310,000 related to computer software and hardware, $660,000 of capitalized costs related to technology development, and $35,000 related to leasehold and other capitalized costs. Management believes that the hardware and software capital expenditures and continued development of new technologies are necessary to keep the development of the Corporation's primary technology assets in line with industry standards.

In accordance with CICA Handbook, Sections 3061 and 3062 (GAAP), Web site development costs incurred in the Web site application and infrastructure development are capitalized and subsequently amortized in accordance with the Corporation's accounting policies. New technology developed subsequent to the launch of Points.com will be capitalized in accordance with the Corporation's accounting policies and GAAP. Costs to maintain Points.com will be expensed in the period the costs are incurred.

Web site development costs incurred to date and capitalized to the Web site under Property, Plant and Equipment (see page 26 for additional information) consist of employment related costs of $2,506,721 and other direct costs of $175,977.

Fewer costs will be capitalized in 2006 than the costs capitalized in 2005. The expected decrease in the capitalized costs is largely related to the extent to which employment costs for the development of Points.com are eligible to be capitalized under GAAP. Actual capitalized expenses for the fiscal year 2005 and the first and second quarter of 2006 are provided in the table below.

Points.com Development Costs	Q1 2005	Q2 2005	Q3 2005	Q4 2005	Q1 2006	Q2 2006
Employment related costs	$575,786	$382,365	$280,433	$297,726	$168,919	$73,371
Other direct costs	36,312	7,500	-	-	-
Total	$612,098	$389,865	$280,433	$297,726	$168,919	$73,371

Management will continue to fund 2006 capital expenditures from its working capital.

Restrictions on Corporate Financing

On April 12, 2006, the Investor's Rights Agreement dated April 11, 2003 between IAC/InterActiveCorp, Points and an affiliate of IAC/InterActiveCorp, expired, thereby diminishing the IAC/InterActiveCorp's control over the Corporation's ability to raise capital. However, the holder of the Series Two Preferred Share and Series Four Preferred Share, an affiliate of IAC/InterActiveCorp, retains a veto right over the Corporation's ability to raise capital by way of the incurrence of debt outside of the ordinary course of business or the creation of any new class or series of securities. In the event that the Corporation requires additional capital, it does not expect any required consent to be unreasonably withheld.

Outstanding Share Data

As at the date hereof, the Corporation has 114,064,189 Common Shares outstanding, one Series Two Preferred Share and one Series Four Preferred Share. Subject to anti-dilution adjustment, the Series Two Preferred Share is convertible into 24,028,016 Common Shares and the Series Four Preferred Share is convertible into 5,411,434 Common Shares.

The Corporation has outstanding options exercisable to acquire up to 4,407,472 Common Shares. The options have exercise prices ranging from $0.22 to $1.37 with a weighted average exercise price of $0.904. The expiration dates of the options range from February 8, 2007 to May 10, 2011.

The Corporation's subsidiary, Points.com Inc., has outstanding options exercisable to acquire up to 1,531,258 common shares of Points.com. The holders of these options have been granted the right to put the shares acquired on the exercise thereof to the Corporation in return for Common Shares with a fair market value equal to the fair market value so put. The Corporation has used a ratio of 2.5039 Common Shares to one Points.com share for this purpose and has authorized the issuance of up to a maximum of 3,834,114 Common Shares in this regard. The Points.com options have exercise prices ranging from $0.005 to $0.055 with a weighted average exercise price of $0.04. Points.com has outstanding warrants, held by partners that are exercisable for Points.com common shares. The Corporation owns, directly or indirectly, 100% of the outstanding common shares of Points.com. On a fully diluted basis, including the Points.com options described above, the Corporation owns 91.1% of the common shares of Points.com.

The Corporation has outstanding warrants exercisable to acquire up to 906,248 Common Shares. The warrants have an exercise price of $0.83. The expiration date of the warrants is April 4, 2008.

The following table lists the Common Shares issued and outstanding as at August 8, 2006 and the securities that are currently convertible into Common Shares along with the maximum number of Common Shares issuable on conversion or exercise.

	Common Shares	Proceeds on Exercise	Liability Reduction (1)

Common Shares Issued & Outstanding	114,064,189

Convertible Securities
Series Two Preferred Share	24,028,016	$-	$15,194,478
Series Four Preferred Share	5,411,434	-	3,756,889
Broker warrants	906,248	752,186	-
Points International stock options	4,407,472	3,818,851	-
Point.com stock options and liquidity put rights	3,834,114	56,606	-

Sub-Total Convertible Securities	38,587,284	4,627,643	18,951,367

Fully Diluted	152,651,473	4,627,643	18,951,367

Securities Excluded from Calculation

Options available to grant from ESOP (2)	4,415,555		n/a

Note:
(1)	Liability reduction reflects the value outstanding on the balance sheet as at June 30, 2006.
(2)
On June 14, 2006, the shareholders and the TSX approved the amendment to the Employee Stock Option Plan, whereby the maximum number of Common Shares issuable under the Stock Option Plan was increased by 3,851,458 options. The number of options available to grant is calculated as the total stock option pool less the number of stock options exercised, less the number of stock options granted.

Selected Financial Results and Highlights

The following selected annual information has been prepared in accordance with Canadian GAAP and is reported in Canadian dollars.

	Three months ended			Six months ended
Income Statement for the quarter ended	June 30, 2006	March 31, 2006	June 30, 2005	June 30, 2006	June 30, 2005
Revenue	$2,726,251	$2,839,473	$2,554,403	$5,565,724	$5,132,312
General and administrative expenses	4,542,916	3,889,728	3,413,571	8,432,644	7,396,310
Loss before interest, amortization and other deductions (EBITDA) (1)	(1,816,664)	(1,050,256)	(859,168)	(2,866,920)	(2,263,998)
Net income (loss)	(3,150,690)	(2,251,212)	(1,969,359)	(5,401,902)	(4,537,573)
Net income (loss) per share (2) (3) - basic - fully diluted	($0.03) n/a	($0.02) n/a	($0.03) n/a	($0.03) n/a	($0.03) n/a
Notes:
(1)	For additional information on this non-GAAP measure, see Page 23, "Liquidity - EBITDA") of this MD&A.
(2)	In accordance with GAAP, the fully diluted loss per share has not been computed, as the effect would be anti-dilutive.
(3)
In 2004, the Corporation's loss per share was increased by approximately $0.01 as a result of the requirement to expense stock options granted in 2004 (Section 3870, Stock-Based Compensation and Other Stock-Based Payments of the Canadian Institute of Chartered Accountants Handbook). See Page 11 of the Corporation's Audited Consolidated Financial Statements Note 3, for additional information on the accounting policy change relating to stock options.

Balance Sheet as at	June 30, 2006	March 31, 2006	June 30, 2005
Cash and short-term investments	$18,272,772	$23,129,529	$27,674,493
Total assets	36,252,095	40,954,384	45,038,132
Total liabilities	37,334,583	49,262,242	46,082,759
CASH DIVIDENDS DECLARED PER SHARE	-	-	-
SHAREHOLDERS EQUITY
capital stock	43,000,948	36,433,649	36,297,744
warrants	186,688	2,758,688	2,797,679
contributed surplus	8,560,538	2,179,777	1,902,048
retained earnings	(52,830,661)	(49,679,971)	(42,042,098)
Total	(1,082,488)	$(8,307,858)	$(1,044,627)

The following summary of quarterly results has been prepared in accordance with Canadian GAAP and is reported in Canadian dollars.

Points International Ltd. Summary of Quarterly Results (Unaudited)
Quarter Ended	Revenues	Net Loss	Loss per share(1)
June 30, 2006	$2,726,251	($ 3,150,690)	($ 0.03)
March 31, 2006	$2,839,473	($ 2,251,212)	($ 0.02)
December 31, 2005	$ 2,522,704	($ 2,852,022)	($ 0.03)
September 30, 2005	$ 2,372,793	($ 2,534,640)	($ 0.03)
June 30, 2005	$ 2,554,403	($ 1,969,359)	($ 0.03)
March 31, 2005	$ 2,577,909	($ 2,568,215)	($ 0.04)
December 31, 2004	$ 2,162,948	($ 2,334,382)	($ 0.04)
September 30, 2004	$ 1,978,942	($ 2,103,413)	($ 0.03)

Note: (1) In accordance with GAAP, the fully diluted loss per share has not been computed, as the effect would be anti-dilutive.